UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 9, 2012

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appointment of Officers.

     Joseph D. Stutz was promoted to the position of General Counsel of CDC
Corporation (the “Company”).  Mr. Stutz previously served as the Company’s
Associate General Counsel from October 14, 2011, to December 15, 2011, and as
Litigation Counsel of the Company’s subsidiary CDC Software Corporation (“CDC
Software”) from January 24, 2011, to October 14, 2011.

CDC Corporation Chapter 11 Proceeding.

     On December 5, 2011, the United States Trustee (the “Trustee”) and
Evolution CDC SPV Ltd., Evolution Master Fund Ltd., Segregated Portfolio M, and
E1 Fund Ltd. (“Evolution”) moved for the entry of an order directing the appointment of a Chapter 11 trustee in the Company’s bankruptcy case (the “CDC
Corporation Bankruptcy”) pending in the United States Bankruptcy Court (the
“Court”), Northern District of Georgia, Atlanta, Division.

     A hearing was held on the foregoing motions on December 19 and 20, 2011.
In resolution of these motions, the Company, CDC Software, Evolution, and Mr.
Yip (the “Stipulating Parties”) reached a settlement agreement relating to the
Chapter 11 trustee motions.

     On January 4, 2012, the Court approved the Stipulating Parties’ settlement agreement (the “Settlement Agreement”) which specifically related to: (1) an expanded scope of employment for Finley Colmer and Company as Chief
Restructuring Officer of the Company, and the execution of an amended and restated engagement agreement relating thereto (the “Second Amended CRO
Agreement”); and (2) certain stipulations by and among the Stipulating Parties regarding procedural issues in the CDC Corporation Bankruptcy.

     Under the terms of the Second Amended CRO Agreement, which was approved by the Board on December 22, 2011 and by the Court on January 4, 2011, Mr. Marc
Watson, as CRO of the Company, is vested with complete authority and is empowered to make all decisions concerning the management of the Company’s business, operations, and bankruptcy reorganization and shall assume such other duties as are usually and customarily performed by the CDC Board, a chief executive officer, a chief operating officer, or chief financial officer, as the case may be, of a business of similar kind and size.  The CRO’s engagement is not subject to a fixed expiration date, and will terminate only upon order of the Court or dismissal of the CDC Corporation Bankruptcy.  The foregoing descriptions do not purport to be complete and are qualified in their entirety by the full text of the Second Amended CRO Agreement, which is provided as
Exhibit 99.1 hereto and incorporated herein by reference.

     In addition, in connection with the Settlement Agreement it was stipulated among each of the Stipulating Parties and approved by the Court that: (i) an
Official Committee of Equity Shareholders would be appointed in the CDC
Corporation Bankruptcy by the Trustee and none of the Stipulating Parties would object to the composition of this committee; (ii) the Company’s exclusive right to file a plan of reorganization will terminate on the earlier of (a) January
31, 2012, (b) the Company filing a motion to sell its majority interest in CDC
Software, or (c) the Company’s filing of a plan of reorganization or liquidation; (iii) no Stipulating Party shall seek an earlier date for the termination of exclusivity; and (iv) the Stipulating Parties will not continue to press discovery requests in the CDC Corporation Bankruptcy, except as to (a)
contested or adversary proceedings filed after December 20, 2011, and (b)
certain emails sent or received by Mr. Yip between the period of June 28, 2011, and December 20, 2011 remaining to be produced pursuant to prior pending discovery requests.

     As a result of the Settlement Agreement, in its order of January 4, 2011, the Court also denied the Trustee’s motion for an order directing the appointment of a Chapter 11 trustee.

Exhibit No.      Description
99.1             Second Amended Chief Restructuring Officer Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: January 9, 2012	By:	John Clough
	Name:	John Clough
	Title:	Interim Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Second Amended Chief Restructuring Officer Agreement